Free Writing Prospectus to Preliminary Pricing Supplement No. 9,908

Registration Statement Nos. 333-275587; 333-275587-01

Dated August 26, 2025; Filed pursuant to Rule 433

Morgan Stanley

SPX Annual Observation Restriking Securities due September 4, 2030

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	S&P 500® Index (SPX)
Payment at maturity per security[1]:	The amount payable at maturity per $1,000 security will equal the adjusted target payout as of the final observation date.
Adjusted target payout[2]:

The adjusted target payout per security will initially be equal to the stated principal amount of $1,000, and will be subject to adjustment (upward or downward) on each of the five annual observation dates, reflecting the performance of the index over each annual observation period from the respective initial level to the respective final level. Therefore, on any annual observation date, the adjusted target payout will be equal to the sum of the adjusted target payout for the prior annual observation date and the performance-based payout adjustment (whether positive, zero or negative) for the current annual observation date.

Performance-based payout adjustment:

For each annual observation date, the performance-based payout adjustment will equal:

•If the applicable index return is positive:

The lesser of (a) (adjusted target payout for the prior annual observation date × applicable index return) and (b) applicable maximum annual return amount

•If the applicable index return is zero or negative but is not less than -10%:

$0

•If the applicable index return is negative and is less than -10%:

(adjusted target payout for the prior annual observation date × applicable index return) + buffer amount

Under these circumstances, the performance-based payout adjustment for the applicable observation date will be negative, and therefore the adjusted target payout will decrease for the applicable annual observation period.

Maximum annual return amount:

For the first annual observation period, the maximum annual return amount per security is $150. For each subsequent annual observation period, the maximum annual return amount per security will equal: 15% × adjusted target payout for the prior annual observation period.

Buffer amount:

For the first annual observation period, the buffer amount per security is $100. For each subsequent annual observation period, the buffer amount per security will equal: 10% × adjusted target payout for the prior annual observation period.

Annual observation periods:

Each annual period beginning on an observation date and ending on the next succeeding observation date; provided that the first annual observation period is the period beginning on the strike date and ending on the first annual observation date.

Annual observation dates:	August 31, 2026, August 30, 2027, August 29, 2028, August 29, 2029 and August 29, 2030, subject to postponement for non-trading days and certain market disruption events.
Pricing date:	August 29, 2025
Observation date:	August 29, 2030
Maturity date:	September 4, 2030
CUSIP:	61778NG88
Estimated value:	$971.00 per security, or within $55.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225046604/ms9908_424b2-26024.htm

1All payments are subject to our credit risk

2 Please see the accompanying preliminary pricing supplement for hypothetical examples illustrating the payment at maturity under different scenarios.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not pay interest or guarantee the return of any principal.

●The securities may underperform alternative investments linked to the performance of the underlier.

●The return on the securities will be limited due to the maximum annual return amount.

●The maximum annual return amount and buffer amount are each subject to potential reduction on an annual basis.

●A significant decline in the level of the underlier in one, or a limited number, of the annual observation periods may entirely offset the effect of significant increases in the level of the underlier in other annual observation periods.

●The amount payable on the securities is not linked to the value of the underlier at any time other than the annual observation dates.

●The market price of the securities may be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the securities is not equivalent to investing in the underlier(s).

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlier(s)

●Because your return on the securities will depend upon the performance of the underlier(s), the securities are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oAdjustments to an underlying index could adversely affect the value of the securities.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities– United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.